Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2010

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement, dated March 31, 2010, entitled “Ultracargo sells its in-house logistics, solid bulk storage and road transportation businesses and focus its activities on liquid bulk storage”

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Ultracargo sells its in-house logistics, solid bulk storage and road transportation businesses and focus its activities on liquid bulk storage

São Paulo, March 31st, 2010 – Ultrapar Participações S.A. hereby announces that it has signed a sale and purchase agreement (“SPA”) to sell the in-house logistics, solid bulk storage and road transportation businesses to Aqces Logística Internacional Ltda. (“Aqces“), a company owned by Fundo de Investimentos em Participação Green Capital I, managed by Green Capital Investimentos Ltda. The transaction value is R$ 82 million, subject to adjustments on the closing date.

Under the terms of the SPA, closing of the transaction is subject to certain conditions precedent, notably the segregation of the in-house logistics, solid bulk storage and road transportation operations, with the transfer of the respective assets, contracts, licenses and employees from Ultracargo to its subsidiaries AGT – Armazéns Gerais e Transporte Ltda. (“AGT”) and Petrolog Serviços e Armazéns Gerais Ltda. (“Petrolog”). On the closing date, which is expected to occur in mid-2010, shares of AGT and Petrolog will be transferred to Aqces.

This transaction allows Ultracargo to focus exclusively on its liquid bulk storage business, segment in which it has a leadership position and which already represented approximately 85% of the results after the recent acquisitions of União Terminais and Puma and investments in capacity expansions at the Aratu, Santos and Suape terminals.

André Covre
Chief Financial and Investor Relations Office
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2010
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement)